Filed by Targa Resources Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Energy, L.P.

Commission File No.: 001-32953

This filing relates to a proposed business combination involving Targa Resources Corp. and Atlas Energy, L.P.

1000 Louisiana, Suite 4300 Houston, TX 77002 713.584.1000

Targa Resources Corp. Announces $430 Million Senior Secured Term Loan Offering

HOUSTON, Jan. 23, 2015—Targa Resources Corp. (“Targa Resources”, “TRC” or the “Company”) (NYSE: TRGP) announced today that, subject to market conditions, it intends to launch syndication of a $430 million senior secured term loan maturing seven years after closing. The Company intends to use the net proceeds from the term loan issuance, in conjunction with a $670 million revolving credit facility, (i) to finance, in part, the proposed acquisition of Atlas Energy, L.P. following the spin-off of its non-midstream assets, (ii) to pay related fees and expenses and (iii) to refinance existing indebtedness.

About Targa Resources Corp. and Targa Resources Partners LP (“Targa Resources Partners”, “TRP” or “The Partnership”)

Targa Resources Corp. is a publicly traded Delaware corporation that owns a 2% general partner interest (which the Company holds through its 100% ownership interest in the general partner of the Partnership), all of the outstanding incentive distribution rights and a portion of the outstanding limited partner interests in Targa Resources Partners LP.

Targa Resources Partners LP is a publicly traded Delaware limited partnership formed in October 2006 by its parent, Targa Resources Corp., to own, operate, acquire and develop a diversified portfolio of complementary midstream energy assets. The Partnership is a leading provider of midstream natural gas, NGL, terminaling and crude oil gathering services in the United States. The Partnership is engaged in the business of gathering, compressing, treating, processing and selling natural gas; storing, fractionating, treating, transporting and selling NGLs and NGL products; gathering, storing and terminaling crude oil; and storing, terminaling and selling refined petroleum products.

The principal executive offices of Targa Resources Corp. and Targa Resources Partners are located at 1000 Louisiana, Suite 4300, Houston, TX 77002 and their telephone number is 713-584-1000.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of ATLS and the Company and a prospectus of the Company (the “Company joint proxy statement/prospectus”). In connection with the proposed transaction, the Company plans to mail the definitive Company joint proxy statement/prospectus to its shareholders on or about January 22, 2015, and ATLS plans to mail the definitive Company joint proxy statement/prospectus to its unitholders on or about January 22, 2015.

Also in connection with the proposed transaction, the Partnership has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of APL and a prospectus of the Partnership (the “Partnership proxy statement/prospectus”). In connection with the proposed transaction, APL plans to mail the definitive Partnership proxy statement/prospectus to its unitholders on or about January 22, 2015.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE COMPANY JOINT PROXY STATEMENT/PROSPECTUS, THE PARTNERSHIP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PARTNERSHIP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the Company joint proxy statement/prospectus, the Partnership proxy statement/prospectus and other filings containing information about the Company, the Partnership, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by the Company and the Partnership may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jkneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from the Company’s and the Partnership’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in Solicitation Relating to the Atlas Mergers

The Company, the Partnership, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that is described in the Company joint proxy statement/prospectus and the Partnership proxy statement/prospectus. Information regarding the Company’s directors and executive officers is contained in the Company’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of the Partnership’s general partner is contained in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description is available in the Company joint proxy statement/prospectus and the Partnership proxy statement/prospectus.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transactions to the Partnership, the Company, APL, ATLS and their unitholders or stockholders, the anticipated completion of the proposed transactions or the timing thereof, the expected future growth, dividends, distributions of the combined companies, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this release that address activities, events or developments that Targa expects, believes or anticipates will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside Targa’s control, which could cause results to differ materially from those expected by management of Targa. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts, and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in Targa’s filings with the SEC, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Targa does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor contact:

713-584-1133

Jennifer Kneale

Director, Finance

Matt Meloy

Senior Vice President, Chief Financial Officer and Treasurer